Exhibit 12.1
FEDERAL HOME LOAN BANK OF TOPEKA
CALCULATION OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2017	2016	2015	2014	2013

Earnings:
Income Before Assessments	$219,145	$179,757	$103,738	$117,787	$132,267
Total Fixed Charges	561,970	323,253	225,750	203,136	225,292
Capitalized Interest	—	—	—	—	—
Total Earnings	$781,115	$503,010	$329,488	$320,923	$357,559

Fixed Charges:
Interest Expense[1]	$561,970	$323,253	$225,750	$203,136	$225,292
Capitalized Interest	—	—	—	—	—
Estimated Interest Attributable to Rental Expense [2]	—	—	—	—	—
Total Fixed Charges	$561,970	$323,253	$225,750	$203,136	$225,292

Earnings to Fixed Charges Ratio	1.39	1.56	1.46	1.58	1.59

[1]
For purposes of this calculation the amortization of premium, discount, and capitalized expenses related to indebtedness are included in interest expense and have not been separately displayed in this calculation.

[2]	The FHLBank has rental expense; however, has not placed an estimated of the interest expense included in rental expense in this calculation as the amount is very minimal.